

October 3, 2014

Via E-mail
Anthony Hayes
Chief Executive Officer
Spherix Incorporated
6430 Rockledge Drive, Suite 503
Bethesda, MD 20877

>   **Re: Spherix Incorporated**
>   **Amendment No. 1 to Registration Statement on Form S-3**
>   **Filed September 15, 2014**
>   **File No. 333-198498**

Dear Mr. Hayes:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Unless otherwise noted, references in this letter to prior comments refer to our letter dated September 5, 2014.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Cover Page

1.   The level of detail added in response to prior comment 1 obscures other information on the cover page that is key to an investment decision.   Please revise to succinctly state that you are not currently eligible to sell any securities pursuant to this prospectus. In addition, relocate the detailed explanation relating to the computation of amounts you may sell and the times at which sales may occur. Finally, revise the added language to disclose that under General Instruction I.B.6 of Form S-3 you may sell no more than one-third of the aggregate market value of the voting and non-voting equity held by non-affiliates. Your current disclosure does not include the one-third limitation.

Incorporation of Documents by Reference, page 32

2.   Your Form 8-K of January 7, 2014 was filed and not furnished as that report provided information under Item 8.01. We have reached this conclusion notwithstanding the language in the report indicating that it is being furnished. Because the Form 8-K was filed, it must be incorporated into the Form S-3 to satisfy the requirements of Item 12 of that form. Please revise. In addition, incorporate by reference the form 8-K filed October 1, 2014.

        Please contact Gabriel Eckstein at (202) 551-3286 or in his absence, the undersigned at (202) 551-3462 with any questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

                                        Sincerely,

                                        /s/ Mark P. Shuman

                                        Mark P. Shuman
                                        Branch Chief—Legal

cc: Via E-mail
         Theodore J. Ghorra, Esq.
         Nixon Peabody LLP